UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 31, 2025

Park View OZ REIT, Inc

(Exact name of issuer as specified in its charter)

Maryland	85-1631598
State or other jurisdiction of incorporation or organization	(IRS Employer Identification Number)

One Beacon Street, 32nd Floor, Boston, Massachusetts 02108

(Full mailing Address of principal Executive Office)

617-971-8807

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

 Item 9. Other Events.

On January 31, 2025, Park View OZ REIT, Inc (OTC: PVOZ) (the “Company”), sent out an update to its investors recapping events in 2024 and setting forth plans for the Company in 2025. A copy of the investor letter is attached hereto as Exhibit 99.1.

Exhibit Index

99.1	Letter to investors dated January 31, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park View OZ REIT Inc

By:	/s/Michael Kelley
Michael Kelley, CEO

Date:	January 31, 2025